UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2025

Parallel Flight Technologies, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11247

Delaware	83-2143900
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
450 McQuaide Drive La Selva Beach, CA. 95076	831-278-2036
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

PART II.

In this report, the term "Parallel Flight Technologies”, “Parallel Flight”, “PFT”, “the company”, or “us”, “our”, or “we”, or similar terms refers to Parallel Flight Technologies, Inc., a Delaware corporation.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate”, “expect”, “anticipate”, “intend”, “plan”, “seek”, “may”, “will”, “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive, and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section titled “Risk Factors” within the Company’s Offering Circular filed with the Securities and Exchange Commission (“SEC”) on September 14, 2020, as modified by any Supplements and Amendments thereto (collectively, the “Offering Circular”). Any forward-looking statement made by us in this Annual Report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Annual Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the attached Financial Statements and related exhibits, and (2) the Offering Circular for our Regulation A+ offering, including, but not limited to, the section titled “Risk Factors”. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Annual Report and the Offering Circular.

Introduction

Company Origins. Parallel Flight Technologies, Inc. is a technology startup headquartered in La Selva Beach, California (near Santa Cruz, California) that manufactures and markets unmanned aerial vehicles (“UAS” or “drones”) for commercial and military use. The Company’s aircraft lift more payload and fly for a longer duration than other competitive technologies. The increased performance profiles offer expanded utility for applications across multiple global markets including wildfire, medical, and remote logistics, agriculture, utility, and critical U.S. Department of Defense (“DoD”) missions.

PFT was founded in 2018 in response to terrible wildfires that devastated California in 2017 and 2018 and an interest in improving firefighter safety and effectiveness. PFT’s founders are Joshua Resnick, David Adams (Director of Operations), and Robert Hulter (Director of Software + Controls).

Mission. PFT’s mission is to develop next generation UASs with industry leading flight times to save lives, property, and the environment.

Product Description

Our flagship product, Firefly, is a Group 3 (55 pounds to 1320 pounds) UAS quadcopter which incorporates a unique gasoline/electric hybrid powertrain at every propeller to increase the flight time and range up to 10x that of an all-electric drone. For example, Firefly has a design target to fly for 1.4 hours with a 100-pound payload and fly for 4.6 hours with a 10-pound payload.

Firefly

Our hybrid architecture is centered around our patented Parallel Hybrid Electric Multirotor (“PHEM”) powertrain which uses both an internal combustion engine and an electric motor, in parallel, to power a propeller. Early analysis identified that the key ingredient to being able to fly further was related to energy storage. Lithium polymer batteries, commonly used in all-electric aircraft, are too big and too heavy to be practical for energy storage. Because gasoline has a 14x higher delivered specific energy than the lithium polymer batteries, the energy storage weight was greatly reduced. This enables our quadcopter to fly 10x longer than an all-electric version carrying the same payload.

The hybrid architecture is very adaptable and can be scaled up or down in order to accommodate different mission requirements and different payloads. Due to its modular design, it can also be used to hybridize compatible all-electric aircraft and exponentially increase their flight time and range. Furthermore, our propulsion architecture can be adapted to work with numerous fuel types and comes with inherent safety redundancies that conventional hybrid and electric architectures cannot replicate.

Due to the unique nature of this design, we have 5 patents granted and two international patent filings in process.

Applications

Firefly has the ability to be used in many different applications due to its heavy payload and long duration capability. The applications can be broken down in three categories based on how long the payload is being carried: (i) heavy payload dispersed over time, (ii) heavy payload for ½ of the flight, and (iii) heavy payload for the whole flight.

Heavy payload dispersed over time	Heavy payload for ½ of the flight	Heavy payload for the whole flight

Heavy payload dispersed over time – Examples of this type of application are precision agriculture, invasive species eradication, land management, and controlled burns.

Heavy payload for ½ of the flight – Examples of this type of application are island to island logistics, ship to shore logistics, disaster relief, wildfire crew re-supply, and wildfire suppression.

Heavy payload for the whole flight – Examples of this type of application are powerline stringing, heavy sensor scanning, tethered emergency communications, cleaning buildings, and logistics.

We currently are targeting heavy sensor applications in order to get early market and user experience.

Market

The 2024 Teal World Civil Unmanned Aerial Systems Market Forecast projects that the market for a heavy payload aerial drone will grow from $2.3B in 2023 to $9.7B in 2030, or approximately 23% per year.

Heavy Payload Drone Market Forecast

Over this period the Delivery, Agriculture, and Wildfire segments are projected to grow faster than the average at 29%. New markets such as invasive species eradication, island delivery, large sensor scanning, contested logistics, and wildfire suppression are in addition to the above growth. Going forward, we also expect the defense sector to be larger than forecasted above due to the recent use of aerial drones in the war in Ukraine.

Competitors

We compete with more than 40 larger, more established companies that currently have UASs on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Watts Innovation, Harris Aerial, Forvola, Malloy, Schiebel, DJI, and Guardian. The systems available on the market are helicopters, multi-rotors, or Vertical Takeoff and Landing (VTOL) aircraft with all-electric, combustion, or serial hybrid powertrains. Even though some of these competitor aircraft can carry heavy payloads, they typically are much larger or heavier than Firefly. Firefly’s smaller and lighter construction permits two-person portability, allowing us to fill an operational need that is not being met. Two-person portability is important for ease of use, transport, and maintainability.

Competitor Positioning filtered for two-person portability

Product Development

Since inception, we have designed, built, and tested five aircraft and powertrain versions, introduced a new powertrain control technology, and proved the viability of our parallel hybrid architecture. Each iteration has improved both the performance and reliability of our technology. As shown below, we are currently at Technical Readiness Level (TRL) 8.1 We expect to achieve TRL 9 and product release during 2026.

Aircraft versions by year and TRL level

(1)TRL is a measurement that both the National Aeronautics and Space Administration (NASA) and the DoD use to evaluate the maturity of a particular technology and its readiness for deployment (scale 1-9).  (Source: GAO presentation of DoD information. GAO-20-48G.)

TRL 8 – Actual system completed and qualified through test and demonstration

TRL 9 – Actual system proven through successful mission operations

During this past year, as part of our contract activity, we have continued testing the aircraft and our powertrains. We ended the year with 335 aircraft flight hours and 3,472 hours of powertrain testing.

Accomplishments

Parallel Flight has reached multiple milestones during this past year:

•Signed strategic partnership with Mag Aerospace for expeditionary logistics

•Attended and displayed Firefly at Commercial UAV show in Las Vegas in September

•Presented a “PHEM-Powered Performance: Unlocking the Future of Dual-Use Heavy-Lift Drones” at the UAS summit in October

•Successfully completed an additional 4 of 7 milestones of tranche 2 of the DoD’s National Security Innovation Capital (“NSIC”) contract for $2M:

oProduction Aircraft Engineering

oAC1002 Flight Testing

oPHEM Testing

oAC1003 Build and Flight Testing

•Characterized flight time impact while supplying 2kw power to a payload

•Integrated custom mufflers to reduce noise by 20 dB

•Achieved record hover times for our pre-production aircraft on the way to production qualification

•Passed aircraft flight and PHEM test milestones of 300 and 3,000 hours respectively

•Filed for 49 U.S.C. 44807 exemption and a Part 137 UAS certificate (Agricultural operation) with the Federal Aviation Administration (“FAA”)

•Received a $3.74M Small Business Innovation Research Grants (“SBIR”) Phase II contract with the Office of Naval Research (“ONR”) to convert Firefly into a maritime drone

•Finalized a $1M credit investment with Leonid Capital Partners

Government Regulation

The regulation of small UASs for commercial use in the United States is evolving and the regulations for drones weighing more than 55 pounds are not yet solidified.

On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UASs (under 55 pounds) in the U.S. National Airspace System pursuant to the FAA Modernization and Reform Act of 2012. The rules, which became effective in August 2016, provide safety regulations for small UASs conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UASs within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. The Small Unmanned Aircraft System Rule (14 CFR part 107) is only applicable to unmanned aircraft that weigh less than 55 pounds at takeoff. Consequently, pursuant to federal law, we will need FAA exemptions for certain commercial uses of our UAS. There are several different pathways to fly an unmanned aircraft that weighs 55 pounds or more, including type certificate, 49 U.S.C. 44807 grant of exemption, special airworthiness certificate operations, and public aircraft operations.

We filed for our 49 U.S.C. 44807 grant of exemption in September 2025.

Beginning December 22, 2025, the Federal Communications Commission (“FCC”) issued a series of regulatory actions that prohibited the use of foreign components in UASs operating in the United States and required that any new drones contain more than65% US cost content. These rulings expand beyond prior restrictions focused on communications equipment from “covered” countries, introducing broader limitations on the integration of foreign sourced components into domestically produced UAS platforms. The guidelines published are only in effect to the end of the 2026 calendar year, at which time they might be changed or extended.

Even though we meet the US cost content, or “Made in America”, requirements of the FCC directive, we still use communication related components that come from allied countries. To meet evolving FCC requirements, one viable path forward is pursuing a Blue UAS assessment. This process rigorously vets all electronic components from both a supply chain and cybersecurity standpoint. For example, a US manufactured drone that uses a radio sourced from an allied country can be still eligible for US government markets if approved through the Blue UAS program.

Achieving inclusion on the Blue UAS Cleared List would allow Firefly to operate and sell into US government markets while also aligning with FCC requirements. In effect, this provides a near-term pathway to commercial deployment as the broader regulatory landscape continues to evolve. We expect to initiate the Blue UAS assessment process early in 2026.

In parallel, we are actively evaluating and advancing plans to onshore select components within our supply chain. This will position us for long-term compliance while maintaining alignment with performance and cost requirements.

We will continue to monitor developments closely. Unfortunately, because of the changing regulatory landscape, we cannot make assurances that UAS regulation will not impede our ability to sell our drones.

Intellectual Property

Parallel Flight is developing an intellectual property strategy around its core patented PHEM technology, its hybrid power module, which patent was granted in 2022 (US 11,148,820). A favorable patent cooperation treaty (“PCT”)

opinion was issued for US 11,148,820 on May 12, 2022. Additionally, continuation patents to 11,148,820 were granted on January 2, 2024 as US 11,858,632 and December 24, 2024 as US 12,172,767. 11,858,632 is also being filed in India and the EU. A related Continuation-in-Part (CIP) drivetrain patent was granted on May 28, 2024 as US 11,993,375.

US patent 12,240,621 was granted on March 4, 2025 for the latest hybrid power module developments.

Employees

We currently have 7 full-time employees and 1 part-time employee. In addition to these employees, PFT uses the services of consultants and subject matter experts (SMEs) from time to time as needed.

Property

Parallel Flight’s main facility is located at 450 McQuaide Drive, La Selva Beach, CA. PFT rents this space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.

Shop space (left), and runway at Airspace Integration (right)

Outdoor drone test area

Inside of the Mega Cell	Mega Cell control center

Mega Cell: Parallel Flight Technologies has built a large test container that will allow the testing of eight power modules simultaneously. The architecture is set up to allow two separate quadcopters worth of modules to be tested at once. The Mega Cell is outfitted with the same hardware and systems as used in the drone in order to test all aspects of the product (e.g., fuel lines, connectors, engines, etc), as well as dedicated monitoring systems, and monitoring software for each power module. Test progress is monitored from an external control center.

Machine Shop: In addition to the main shop and office location, Parallel Flight has access to additional lab space and a machine shop. The company has a 3 axis 4’ x 4’ Laguna Swift CNC router, two Prusa i3mk3s 3D printers, and other part fabrication equipment and an electronics test lab. In addition to these physical assets, PFT has access to several important software assets, including SolidWorks 2019 premium with FEA licenses, PDM for CAD version control, Matlab, Veronte Pipe for flight controller design, Xplane for HIL simulation, Altium schematic and PCB design software, and STM32 toolchain for embedded development.

Parallel Flight has obtained a Certificate of Authorization from the FAA via our partnership with Alaska Center for UAS Integration (ACUASI) to operate our over 55 pounds UAS in the airspace around our facility in La Selva Beach, CA.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for years ended December 31, 2025 and 2024  should be read in conjunction with our audited financial statements and the related notes included in this Annual Report.

We were formed as a Delaware corporation on September 10, 2018. Our headquarters is located in La Selva Beach, California. We design, manufacture, and market heavy-lift, autonomous drones for commercial and government use, based on our proprietary and patented parallel hybrid propulsion technology.

In 2025, our primary revenue source was our ongoing NSIC government contract and a significant new SBIR Phase II contract from the ONR, awarded in August 2025. This $3.7 million contract represents a major step in PFT’s commercialization trajectory and validates the maritime applicability of our Firefly platform.

Results of Operations

Revenue

For the year ended December 31, 2025, our grant/contract revenue was $1,601,687, compared to $1,567,108 for the year ended December 31, 2024. Revenue for both periods was derived entirely from government contracts. The increase in revenue in 2025 compared to 2024 reflects the commencement of the ONR SBIR Phase II program in late 2025, partially offset by the timing of milestone completions under the NSIC contract.

Operating Expenses

Throughout 2025, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing, and research and development. For the year ended December 31, 2025, our total operating expenses were $2,701,178, compared to $1,632,334 for 2024. The increase was primarily driven by:

•Research and development (“R&D”) expenses of $1,756,479 (2024: $986,060) – reflecting accelerated development activities for the maritime SBIR contract and NSIC deliverables, as well as $166,804 in non-cash stock-based compensation.

•General and administrative (“G&A”) expenses of $672,234 (2024: $486,768) – including $204,065 of non-cash stock-based compensation.

•Sales and marketing expenses of $272,465 (2024: $159,506) – reflecting continued business development activities and trade show exhibition, as well as $81,066 in non-cash stock-based compensation.

Operating Loss

Our operating loss for 2025 was $1,099,491, compared to an operating loss of $65,226 for 2024. The increase in operating loss reflects the strategic acceleration of R&D and G&A spending described above, partially offset by higher grant revenue.

Other Income/(Expense)

Other income/(expense) included interest expense of $57,482 related to the notes payable obtained in 2025 (including amortization of debt discount of $12,408; other income of $163,692 from R&D tax credits; and a non-cash change in fair value of Simple Agreements for Future Equity (“SAFE”) obligations of $37,672, reflecting an increase in the estimated fair value of outstanding SAFEs.

Net Loss

Our net loss for 2025 was $1,030,953, compared to a net loss of $762 in 2024. The significantly higher net loss in 2025 reflects our strategic acceleration of R&D spending to execute on the new SBIR Phase II maritime contract and NSIC deliverables, combined with higher G&A from non-cash stock compensation.

Significant Changes in Balance Sheet Accounts

Total assets increased to $998,917 at December 31, 2025 from $473,891 at December 31, 2024, driven primarily by:

•Accounts receivable increased to $348,120 from $0, reflecting amounts due under government contracts at year-end.

•Cash increased to $515,145 from $357,226, primarily due to $1,300,000 in loan proceeds, partially offset by operating cash usage of $815,895 and debt repayments of $326,186.

•Contract assets increased to $117,064 from $68,308, reflecting revenue recognized in excess of amounts billed under government contracts.

•Property and equipment, net, decreased to $17,522 from $42,269 due to depreciation, as no significant capital expenditures were made during 2025.

•Total liabilities increased to $1,463,353 from $473,390, primarily due to $876,807 in notes payable (net of discount) obtained during 2025, an increase in accounts payable to $170,104 from $29,120, and an increase in SAFE liabilities to $113,018 from $75,346. Accrued liabilities decreased to $297,424 from $362,924.

•Total stockholders' equity decreased to a deficit of $464,436 from retained earnings of $501, reflecting the net loss of $1,030,953 partially offset by $566,026 in additional paid-in capital from stock-based compensation and warrant issuances.

Liquidity and Capital Resources

As of December 31, 2025, we had $515,145 in cash, compared to $357,226 as of December 31, 2024. Our operating activities used $815,895 in cash during 2025, compared to $225,403 in 2024. Financing activities provided $973,814 in cash during 2025, consisting primarily of $1,300,000 in proceeds from notes payable, partially offset by $326,186 in repayments. Financing activities provided $21,052 in cash during 2024.

During 2025, the Company obtained loans totaling $1,300,000, including a $1,000,000 facility from a third party with an annual interest rate of 22.75%, and $300,000 in private individual loans with interest rates of 10% per annum. As of December 31, 2025, $313,800 was classified as current notes payable and $563,007 as long-term, including debt discount of $97,007.

We will require significant additional capital to continue our operations and product development. As discussed in Note 3 to the financial statements, these conditions raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, we intend to fund operations through the receipt of a portion of the $3,741,375 SBIR Phase II contract from the ONR, additional federal grant awards, and debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient capital, we may be required to reduce the scope of our planned operations.

Debt

As of December 31, 2024, the Company had no notes payable outstanding. During 2025, the Company entered into the debt arrangements described below. As of December 31, 2025, the Company had the following debt outstanding:

•Notes payable, current portion (net): $313,800 – representing the short-term portion of the private individual loans, net of debt discount.

•Notes payable, long-term (net): $563,007 – representing the third party facility, net of debt discount.

•SAFEs: $113,018 – classified as long-term liabilities, increased from $75,346 at December 31, 2024 due to a non-cash increase in fair value of $37,672. Under the SAFEs, the funds contributed by investors convert to shares of preferred stock in a qualified priced preferred stock financing round at 80-85% of the preferred round price. As of December 31, 2025, there had not been any priced round of preferred stock financing that would trigger a conversion.

Market Outlook and Trends

At the beginning of 2025, our business outlook changed as a result of tariffs being imposed on all imported material coming into the United States. Parallel Flight Technologies procures parts from not only U.S.-based companies but also from companies all over the world. As of the date of this Annual Report, parts are being impacted by tariffs ranging from 10% to 147%. We do not expect tariffs to decrease to pre-tariff levels. Therefore, we are actively moving our procurement of parts that are manufactured in higher tariff countries to either the United States or countries with lower tariffs. Unfortunately, some original equipment manufacturer (OEM) parts cannot be sourced from lower tariff locations due to the fact that the manufacturing capability does not exist elsewhere. The Company is evaluating the increase to product costs due to tariffs and whether such costs can be passed on to customers to minimize the impact to gross margin.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office

Craig Stevens	Chief Executive Officer and Director	65	September 2023 – Present

David Adams	Treasurer, Director, and Lead Hardware Engineer	42	September 2018 – Present

Robert Hulter	Secretary, Director, and Lead Software Engineer	41	September 2018 – Present

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Craig Stevens, has served as our Chief Executive Officer and a Director since September 2023, and oversees our operations. Mr. Stevens has spent most of his career in robotics and product development working for established companies in the semiconductor capital equipment market as well as for startups in the flat panel, 3D printing, and solar cell manufacturing areas. He has varied engineering and customer management experience, most notably as Vice President of Product Development for Novellus Systems, a former Fortune 500 company. Mr. Stevens received an MS in Mechanical Engineering from Stanford University and a BS in Mechanical Engineering from California Polytechnic State University, San Luis Obispo.

David Adams, has served as our Treasurer, a Director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development. Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers. Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research. Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our Secretary, a Director, and lead software engineer since our inception in September 2018, where he oversees the development of our software. Between January 2010 and September 2020, he served as an Electrical Engineer for OLT Solar, where he was responsible for designing solar robotics cells. Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors during the fiscal year ended December 31, 2025:

Name(1)	Capacities in which compensation received	Cash Compensation(2)(3)	Other Compensation (4)	Total Compensation
Craig Stevens	Chief Executive Officer and Director	$70,578	$351,556	$422,134
David Adams	Treasurer, Director, and Lead Hardware Engineer	$182,430	$56,751	$239,181
Robert Hulter	Secretary, Director, and Lead Software Engineer	$210,000	$0	$210,000

(1) The business address of each director and executive officer is 450 McQuaide Drive, La Selva Beach, California 95076.

(2) Total cash compensation for the year is shown. Does not include any health or other benefits extended to all employees.

(3) End of year full time salaries are Craig Stevens $163,000, David Adams $210,000 and Robert Hulter $210,000

(4) Represents non-cash stock-based compensation of vested warrants

Our board of directors has three members. All of the members of our board of directors are also executive officers of the company. None of our executive officers received compensation with respect to their service as directors.

We do not have employment agreements with any of our executive officers or directors.

ITEM 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of the outstanding shares of our Class A Common Stock, our only voting securities, as of March 31, 2026, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Class A Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick (1)	1,000,000 shares	-	19.93%
Class A Common Stock	David Adams (1)	1,514,286 shares	-	30.19%
Class A Common Stock	Robert Hulter (1)	1,500,000 shares	-	29.90%
Class A Common Stock	All directors and officers as a group (3 persons)	3,014,286 shares	-	60.09%

(1)Business address is 450 McQuaide Drive, La Selva Beach, California 95076.

ITEM 5.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On April 11, 2025, Craig Stevens was issued a warrant to purchase 1,000,000 shares of Class A Common Stock at $0.49 per share, vesting over four years, as part of his original employment offer. On the same date, Craig Stevens and David Adams were issued warrants to purchase 332,539 shares and 153,538 shares, respectively, of Class A Common Stock, at $0.49 per share, as compensation for salary deferrals.

ITEM 6.  OTHER INFORMATION

On August 7, 2025, the Company received a $3,741,375 SBIR Phase II contract from the ONR to develop a maritime version of its Firefly drone. The agreement extends into Q4 2027. This contract represents a significant development in PFT’s expansion into the defense/maritime market.

ITEM 7.  FINANCIAL STATEMENTS

Parallel Flight Technologies, Inc.

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INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc., a Delaware corporation (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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In performing an audit in accordance with generally accepted auditing standards, we:

●Exercise professional judgment and maintain professional skepticism throughout the audit.

●Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

San Diego, California

April 30, 2026

15

PARALLEL FLIGHT TECHNOLOGIES, INC.

BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current Assets:
Cash and cash equivalents	$515,145	$357,226
Accounts receivable, net	348,120	-
Contract asset	117,064	68,308
Prepaid expenses	1,066	6,088
Total current assets	981,395	431,622
Property and equipment, net	17,522	42,269
Total assets	$998,917	$473,891

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Accounts payable	$170,104	$29,120
Accrued liabilities	297,424	362,924
Deferred revenue	6,000	6,000
Notes payable, current portion, net	313,800	-
Total current liabilities	787,328	398,044
Simple agreements for future equity (SAFEs) - Note 5	113,018	75,346
Notes payable, net of current portion	563,007	-
Total liabilities	1,463,353	473,390

Commitments and contingencies (Note 7)

Stockholders' Equity (Deficit):
Class A common stock, $0.00001 par value-13,000,000 and 8,000,000 authorized; 5,041,543 and 6,041,543 issued and outstanding at December 31, 2025 and 2024, respectively	50	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,648,639 issued and outstanding at December 31, 2025 and 2024, respectively	16	16
Additional paid-in capital	9,127,995	8,561,969
Accumulated deficit	(9,592,497)	(8,561,544)
Total stockholders' equity (deficit)	(464,436)	501
Total liabilities and stockholders' equity (deficit)	$998,917	$473,891

See accompanying notes to the financial statements

16

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2025	2024

Grant revenue	$1,601,687	$1,567,108

Operating expenses:
General and administrative	672,234	486,768
Sales and marketing	272,465	159,506
Research and development	1,756,479	986,060
Total operating expenses	2,701,178	1,632,334

Operating loss	(1,099,491)	(65,226)

Other income/(expense)
Interest expense	(57,482)	-
Other income	163,692	16,046
Change in fair value of SAFE obligations	(37,672)	48,418
Total other income/(expense)	68,538	64,464

Net loss	$(1,030,953)	$(762)

Weighted average loss per share of
Class A and B common stock - basic and diluted	$(0.15)	$(0.00)

Weighted average shares outstanding of
Class A and B common stock - basic and diluted	6,829,908	7,690,182

See accompanying notes to the financial statements

17

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Class A		Class B		Stock	Additional		Total
	Common Stock		Common Stock		Subscription	Paid-In	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity (Deficit)

Balance at December 31, 2023	6,041,543	$60	1,648,639	$16	$(21,052)	$8,533,290	$(8,560,782)	$(48,468)
Collection of stock subscription receivable	-	-	-	-	$21,052	-	-	21,052
Stock-based compensation	-	-	-	-	-	28,679	-	28,679
Net loss	-	-	-	-	-	-	(762)	(762)
Balance at December 31, 2024	6,041,543	60	1,648,639	16	-	8,561,969	(8,561,544)	501
Surrender of shares	(1,000,000)	(10)	-	-	-	10	-	-
Warrants issued in connection with notes	-	-	-	-	-	114,081	-	114,081
Stock-based compensation	-	-	-	-	-	451,935	-	451,935
Net loss	-	-	-	-	-	-	(1,030,953)	(1,030,953)
Balance at December 31, 2025	5,041,543	$50	1,648,639	$16	$-	$9,127,995	$(9,592,497)	$(464,436)

See accompanying notes to the financial statements

14

PARALLEL FLIGHT TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2025	2024
Cash flows from operating activities
Net loss	$(1,030,953)	$(762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	24,747	28,469
Change in fair value of SAFEs	37,672	(48,418)
Amortization of debt discount	12,408	-
Non-cash interest expense	4,666	-
Stock-based compensation	451,935	28,679
Changes in operating assets and liabilities:
Accounts receivable	(348,120)	-
Contract asset	(48,756)	(68,308)
Prepaid expenses	5,022	(4,343)
Accounts payable	140,984	(57,907)
Accrued liabilities	(65,500)	38,770
Deferred revenue	-	(141,583)
Net cash used in operating activities	(815,895)	(225,403)

Cash flows from financing activities
Proceeds from notes payable	1,300,000	-
Repayments of notes payable	(326,186)	-
Common stock issued for cash, net of offering costs	-	21,052
Net cash provided by financing activities	973,814	21,052

Net change in cash	157,919	(204,351)
Cash, beginning of the year	357,226	561,577
Cash, end of the year	$515,145	$357,226

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Interest paid	$13,069	$-

Supplemental disclosure of non-cash investing and financing information:
Discount due to warrants issued with notes payable	$109,415	$-

See accompanying notes to the financial statements

PARALLEL FLIGHT TECHNOLOGIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Parallel Flight Technologies, Inc. (the "Company") was founded on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company’s headquarters is located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on the Company’s proprietary and patented parallel hybrid propulsion technology. The Company’s aircraft lift more payload and fly for a longer duration than other competitive technologies, offering expanded utility across multiple global markets including wildfire, medical and remote logistics, agriculture, utility, and critical U.S. Department of Defense missions.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. The Company applies a three-level fair value hierarchy: Level 1 (quoted prices in active markets), Level 2 (directly or indirectly observable inputs), and Level 3 (unobservable inputs). The Company has Simple Agreements for Future Equity (“SAFEs”) which are considered Level 3 liabilities. See Note 5.

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the United States and worldwide, along with local, state, and federal government policy decisions. Adverse conditions may include changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash.

Contract Asset

The Company capitalizes costs incurred for services performed under contracts when the related performance milestones have not yet been achieved. These costs are recognized as expense in the period in which the milestone is met and the associated revenue is recognized. At December 31, 2024, the Company had a contract asset of $68,308, consisting of $64,539 of labor costs and $3,769 of materials costs, related to services performed under an existing contract. During 2025, the milestone was achieved, and the contract asset was recognized as revenue. At December 31, 2025, the Company had a contract asset of $117,064, representing unbilled receivables related to services performed under the Office of Naval Research contract.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization are computed using the straight-line method based on estimated useful lives of the assets, which range from three to seven years. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Long-Lived Assets

The Company reviews its long-lived assets in accordance with the Financial Accounting Standard Board’s (“FASB”) Accounting Standards Codification (“ASC”) 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such a group is tested for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on the market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  There was no impairment during the years ended December 31, 2025 and 2024.

Simple Agreements for Future Equity (SAFEs)

The Company accounts for its SAFEs as derivative liabilities under FASB ASC Sections 815-10 and 815-40. Changes in the fair value of the SAFEs were $(37,672) and $48,418 during the years ended December 31, 2025 and 2024, respectively, representing non-cash losses and gains on revaluation. Key assumptions and quantitative information about significant unobservable inputs used in the Level 3 fair value measurement are disclosed in Note 5.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for credit losses based on its assessment of the collectability of accounts receivable. The Company evaluates the creditworthiness of its customers, historical collection experience, current economic conditions, and reasonable and supportable forecasts to estimate expected credit losses over the life of its receivables in accordance with ASC 326. Account balances are written off against the allowance when the Company determines that it is probable that the receivable will not be recovered. As of December 31, 2025 and 2024, the Company determined that no allowance for credit losses was necessary.

Revenue Recognition

In accordance with FASB ASC Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the services as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants is recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expenses or met the required milestones depending on the grant terms. Grant revenue was $1,601,687 and $1,567,108 for the years ended December 31, 2025 and 2024, respectively.  At December 31, 2023, the Company had deferred revenue of $147,583. At both December 31, 2025 and 2024, the Company had deferred $6,000 of revenue related to product sales that were paid in advance of delivery.

Research and Development

Research and development costs consist primarily of developing heavy-lift technology across the aerospace, military, and public service industries. These costs are expensed as incurred. Research and development costs expensed were $1,756,479 and $986,060 for the years ended December 31, 2025 and 2024, respectively excluding stock based compensation

The Company received an R&D tax credit offset against employer-paid payroll taxes of $163,540 during the year ended December 31, 2025, which has been recorded as other income in the accompanying financial statements, as the receipt of such credit could not be determined to be probable at the time the underlying payroll taxes were incurred in 2022 and 2023.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates. A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. See Note 10.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and recognized over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income/Loss per Common Share

The Company computes net income per share of Class A Common Stock and Class B Common Stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and are excluded from the earnings per share calculations. Dilutive securities consist of stock options under the Company’s Equity Incentive Plan (Note 9). The number of shares for which SAFEs are convertible into is indeterminable.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federal insured limits.

For the year ended December 31, 2025, one customer accounted for 93% of total revenue. For the year ended December 31, 2024, three customers accounted for 68%, 20%, and 12% of total revenue, respectively. As of December 31, 2025, two customers accounted for 100% of accounts receivable and contract assets.

Segment Reporting

The Company operates as a single reportable segment focused on the design, development, and manufacture of heavy-lift, autonomous unmanned aerial systems. The Company's Chief Executive Officer is the Chief Operating Decision Maker ("CODM") and reviews financial information on a monthly basis to evaluate performance and allocate resources. The CODM uses net loss as reported in the statements of operations as the measure of segment profit or loss. Significant segment expenses regularly provided to the CODM are research and development, general and administrative, and sales and marketing expenses, each of which is reported as a separate line item on the statements of operations. Segment assets are equal to the Company's total assets of $998,917 and $473,891 as of December 31, 2025 and 2024, respectively.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The Company has a single reportable segment and the adoption of this ASU did not have a material impact on the financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about the effective tax rate reconciliation and income taxes paid. The standard is effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact of ASU 2023-09 on its financial statement disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

NOTE 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses of $1,030,953 and $762 for the years ended December 31, 2025 and 2024, respectively, and has net cash used in operating activities of $815,895 and $225,403 for the years ended December 31, 2025 and 2024, respectively. The accumulated deficit as of December 31, 2025 was $9,592,497. These matters raise substantial doubt about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of a portion of the $3,741,375 SBIR Phase II contract from the Office of Naval Research, additional federal grant awards, and debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – Property and Equipment

The composition of property and equipment is as follows:

	December 31,
	2025	2024

Automotive	$57,554	$57,554
Machinery and equipment	92,585	92,584
	150,139	150,138
Less accumulated depreciation	(132,617)	(107,869)
	$17,522	$42,269

Depreciation expense was $24,747 and $28,469 for the years ended December 31, 2025 and 2024, respectively.

NOTE 5 – Fair Value Measurements – Simple Agreements for Future Equity (SAFEs)

The Company’s SAFEs are measured at fair value on a recurring basis and are classified as Level 3 based on the observability of valuation inputs. The Company utilizes a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations. As of December 31, 2025 and 2024, the Company had SAFEs totaling $113,018 and $75,346 outstanding, at fair value, respectively.

A roll forward of SAFE liabilities is as follows:

	December 31,
	2025	2024
Balance at beginning of period	$75,346	$123,764
Revaluation	37,672	(48,418)
Balance at end of period	$113,018	$75,346

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 80% – 85% of the preferred round price. As of December 31, 2025 and 2024, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock.

As of December 31, 2025, the Company valued the SAFEs utilizing a fair value per share of the underlying equity of $0.49 per share and conversions discounts of 15% - 20% as per the SAFE agreements.  Management assumed an equity financing outcome of 50%, liquidity event of 10%, cash settlement of 15% and a loss on investment of 25%.

Under the liquidity event and equity financing scenarios, the SAFEs are assumed to convert into shares at the contractual discount prices, resulting in a fair value of approximately $151,765 per scenario. Under the negotiated cash settlement scenario, the SAFE investors are assumed to receive face value of $122,000 plus a 20% premium, or approximately $146,400. Under the dissolution scenario, the SAFE holders are assumed to receive nothing.

The fair value measurement is sensitive to changes in the assigned scenario probabilities and in the estimated fair value per share of the underlying equity. An increase in the probability assigned to the equity financing or liquidity event scenarios, or an increase in the estimated share price, would result in a higher fair value of the SAFE liabilities, and vice versa.

NOTE 6 – Debt

Private Individual Loans

On January 23, 2025, the Board of Directors approved obtaining up to $350,000 in loans from private individuals. During the first quarter of 2025, the Company obtained loans totaling $300,000 from two private individuals, with an annual interest rate of 10% per annum. The proceeds were used to fund general operations. As consideration for the loans, the lenders received warrants to purchase 7,500 shares of Class B Common Stock per $100,000 loaned, at an exercise price of $1.55 per share, for a total issuance of 22,500 warrants, expiring on February 5, 2029. Under the relative fair value method, the fair value of these warrants of $6,878 was allocated as a debt discount and was being amortized to interest expense over the term of the loans using the effective interest method.

On December 17, 2025, the Company issued an additional 15,000 warrants to the lenders, with terms substantially identical to the original warrants, as consideration for the lenders' agreement not to declare a default on the notes. Because these warrants were issued without any new debt proceeds, the fair value of $4,666 was recognized directly as interest expense in the period of issuance.

All $300,000 of the private individual loans were repaid in full during 2025. Total interest paid in cash on these loans was $13,069.

Third party Term Loan

On November 13, 2025, the Company entered into a $1,000,000 secured term loan with a third party, with an annual interest rate of 22.75% per annum. The proceeds were used to fund general operations. The loan is repayable in 29 monthly installments of approximately $45,144 each, commencing December 21, 2025, with a final payment scheduled for April 21, 2028. The loan is secured by substantially all of the Company's assets. As consideration for the loan, the lender received warrants to purchase 244,898 shares of Class A Common Stock at an exercise price of $0.49 per share, expiring on November 12, 2035. Under the relative fair value method, $102,537 of the $1,000,000 in proceeds was allocated to the warrants and recorded as a debt discount, with a corresponding increase to additional paid-in capital. The debt discount is being amortized to interest expense over the term of the loan using the effective interest method.

Warrant Valuation

The fair value of warrants issued in connection with the Company's debt was estimated at issuance using the Black-Scholes option pricing model. See Note 9 for the assumptions used.

Summary

As of December 31, 2025, notes payable is as follows:

	December 31,
	2025	2024
Notes payable, gross	$973,814	$-
Less: unamortized debt discount	(97,007)	-
Notes payable, net	876,807	-
Less: current portion, net	(313,800)	-
Notes payable, long-term portion, net	$563,007	$-

The Company recorded total debt discount of $114,081 in connection with warrants issued with debt during 2025. Amortization of debt discount included in interest expense for the year ended December 31, 2025 was $12,408. As of December 31, 2025, unamortized debt discount was $97,007. Total interest expense for the year ended December 31, 2025 was $57,482, comprising $40,408 of interest on notes and credit card interest and $12,408 of debt discount amortization, and $4,666 related to the additional warrants discussed above.

Future Minimum Principal Payments

Future minimum principal payments on notes payable as of December 31, 2025 are as follows:

Year Ending December 31,	Amount
2026	$355,755
2027	445,708
2028	172,331
Total gross principal	973,794
Less: unamortized debt discount	(97,007)
Total notes payable, net	$876,787

NOTE 7 – Commitments and Contingencies

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers. The Company’s lease is on a month-to-month basis.

During 2022, the Company entered into a consulting agreement under which the consultant was to receive $175,000 per year for services rendered plus equivalent benefits to the Company’s executives. This contract was terminated on September 30, 2023. The Company has accrued $285,600 related to unpaid fees as of December 31, 2025 (same as December 31, 2024). Currently, there are ongoing discussions regarding the potential grant to the consultant of 697,064 warrants to purchase Class A Common Stock in settlement of unpaid amounts.

NOTE 8 – Stockholders’ Equity

As of December 31, 2025, the Company is authorized to issue 16,000,000 shares of common stock, consisting of 13,000,000 shares of Class A Common Stock, with a par value of $0.00001 per share, and 3,000,000 shares of Class B Common Stock with a par value of $0.00001 per share. Class B Common Stock does not have voting rights while Class A Common Stock carries one-to-one voting rights.

On January 17, 2025, the Board of Directors approved increasing the number of authorized shares of Class A Common Stock from 8,000,000 to 13,000,000, which increase was subsequently approved by a majority of stockholders on January 20, 2025.

On February 20, 2025, Joshua Resnick surrendered 1,000,000 shares of Class A Common Stock to the Company for no consideration.

As of December 31, 2025, the Company had 5,041,543 shares of Class A Common Stock and 1,648,639 shares of Class B Common Stock issued and outstanding.

NOTE 9 – Stock-Based Compensation

Equity Incentive Plan

The Company adopted its 2020 Equity Incentive Plan (the "Plan") during 2020. The Plan enables the Board of Directors to grant various forms of equity awards, including stock options and restricted stock awards, to employees, directors, contractors, and consultants of the Company. A total of 700,000 shares of Class A Common Stock has been authorized for issuance under the Plan.

Stock Options

On April 11, 2025, the Company granted options to employees and contractors of the Company to purchase an aggregate of 232,682 shares of Class A Common Stock at exercise prices ranging from $0.49 to $10.00 per share (weighted average exercise price of $0.61 per share). The options vest over periods ranging from one to four years with a ten-year contractual term. No options were granted to non-employees, directors, or other third parties during 2025.

Stock option activity during the years ended December 31, 2025 and 2024 was as follows:

			Weighted-
		Weighted-	Average	Weighted-
		Average	Remaining	Average
	Number of	Exercise Price	Contractual	Intrinsic
	Options	Per Share	Term (Years)	Value
Outstanding at December 31, 2023	277,517	$3.25	7.04	-
Granted	-	-	-	-
Forfeited	(152,197)	1.92	-	-
Outstanding at December 31, 2024	125,320	4.86	6.53	$-
Granted	232,682	0.61
Forfeited	-	-	-
Outstanding at December 31, 2025	358,002	$2.09	7.79	$-

Exercisable at December 31, 2025	178,849	$3.43	6.66	$-
Vested or expected to vest at December 31, 2025	358,002	$2.09	7.79	-

Stock-based compensation expense related to options recognized for the years ended December 31, 2025 and 2024 was $43,628 and $25,760, respectively. As of December 31, 2025, future stock-based compensation expense related to unvested options is expected to be approximately $81,011, which will be recognized over a weighted average remaining vesting period of three years.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

The fair value of stock options granted during 2025 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

December 31,
2025
Average risk-free rate	4.24%
Expected term (in years)	6.25
Expected volatility	119.44%
Expected dividend yield	-
Stock price	$0.49

Warrants

On various dates during the first quarter of 2025, the Company issued warrants to purchase an aggregate of 22,500 shares of Class B Common Stock at an exercise price of $1.55 per share to two private individual lenders in connection with loans made to the Company (see Note 6). On December 17, 2025, the Company issued an additional 15,000 warrants to these same lenders, with terms substantially identical to the original warrants, as consideration for the lenders' agreement not to declare a default on the notes.

On April 11, 2025, a warrant to purchase 1,000,000 shares of Class A common stock was given to Craig Stevens as part of his original employment offer. The warrant purchase price is $0.49 per share and will vest over four years with a six-year contractual term.

On April 11, 2025, warrants to purchase 332,539 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 153,538 shares of Class A Common Stock were issued to David Adams. The warrants purchase price was $0.49 per share and will vest over one year with a six-year contractual term. To assist with the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past two years. The warrants were awarded as compensation for their reduction in salary.

On November 13, 2025, in connection with the third party term loan (see Note 6), the Company issued warrants to purchase 244,898 shares of Class A Common Stock at an exercise price of $0.49 per share, with a ten-year contractual term.

Warrant activity during the years ended December 31, 2025 and 2024 was as follows:

Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Warrants	Per Share	Term (Years)
Outstanding at December 31, 2024	-	$-	-
Granted	1,768,475	0.51	6.51
Forfeited	-	-	-
Outstanding at December 31, 2025	1,768,475	$0.51	5.87

Stock-based compensation expense related to warrants recognized for the year ended December 31, 2025 was $408,307. Future stock-based compensation expense related to unvested warrants is expected to be approximately $163,315, which will be recognized over a weighted average remaining vesting period of 0.94 years.

The fair value of warrants granted during 2025 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

December 31,
2025
Average risk-free rate	3.62%-4.28%
Expected term (in years)	4-10
Expected volatility	119.44%
Expected dividend yield	-
Stock price	$0.49

Stock-Based Compensation Expense

The table below shows the total stock-based compensation expense recorded for the year ended December 31, 2025 and 2024:

	Year Ended
	December 31,
	2025	2024
General and administrative	$204,065	$28,679
Sales and marketing	81,066	-
Research and development	166,804	-
Total	$451,935	$28,679

NOTE 10 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740 (see Note 2 for the accounting policy summary). The Company has evaluated its tax positions under ASC 740-10 and has concluded that it does not have any uncertain tax positions that require recognition or disclosure as of December 31, 2025 and 2024.

The Company's net deferred tax asset at December 31, 2025 and 2024, was approximately $2,715,000 and $2,049,000, respectively. The net deferred tax asset primarily consists of net operating loss carryforwards and capitalized research and development costs under Section 174 of the Internal Revenue Code. As of December 31, 2025 and 2024, the Company provided a 100% valuation allowance against the net deferred tax assets, as management determined it was not more likely than not that the deferred tax assets would be realized. During the years ended December 31, 2025 and 2024, the Company recorded an increase to the valuation allowance of approximately $666,000 and $62,000, respectively.

Beginning with tax years after December 31, 2021, Section 174 of the Internal Revenue Code requires taxpayers to capitalize and amortize research and experimental expenditures over a five-year period for domestic research (fifteen years for foreign research) rather than deducting such costs as incurred. As of December 31, 2025 and 2024, the Company had unamortized capitalized research and development costs of approximately $3,605,000 and $3,153,000, respectively, resulting in a deferred tax asset of approximately $1,009,000 and $662,000, respectively, at the combined federal and state rate of approximately 28%.

At December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of approximately $4,491,000 and $4,110,000, respectively, and state net operating loss carryforwards of approximately $8,489,000 and $8,109,000, respectively. Federal net operating losses generated after 2017 have no expiration but are limited to 80% of taxable income in any given year. California net operating losses carry forward for 20 years and expire on various dates through 2045.

At December 31, 2025 and 2024, the Company had federal research and development tax credit carryforwards of approximately $21,000. Federal R&D credits carry forward for 20 years.

At December 31, 2025 and 2024, the applicable combined federal and state rate used in calculating the deferred tax provision was approximately 28% for each year. The difference between the effective tax rate and the statutory rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to taxation in the United States and files tax returns in the U.S. federal jurisdiction and the State of California. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since inception. The Company is not currently under examination by any tax authority.

Provision for Income Taxes

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following (in dollars):

	Years Ended
	December 31,
	2025	2024
Current - Federal	$-	$-
Current - State	-	-
Deferred - Federal	(339,402)	(17,709)
Deferred - State	(326,549)	(44,225)
Change in valuation allowance	665,951	61,934
Total provision	$-	$-

Effective Tax Rate Reconciliation

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended
	December 31,
	2025	2024
Statutory federal rate	21.0%	21.0%
State taxes, net of federal	7.0%	7.0%
Permanent differences	(13.3%)	9,857.9%
Other	0.1%	(2,105.3%)
Change in valuation allowance	(14.7%)	(7,780.6%)
Effective tax rate	0.0%	0.0%

Deferred Tax Assets and Liabilities

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows (in dollars):

	Years Ended
	December 31,
	2025	2024
Deferred tax assets:
Capitalized R&D (Sec 174)	$1,008,696	$662,108
Net operating loss carryforwards	1,535,923	1,429,454
Stock-based compensation	154,032	27,564
Other (state taxes, credits, charitable)	21,333	21,334
Total deferred tax assets	2,719,984	2,140,460
Deferred tax liabilities:
Depreciation	(4,903)	(12,845)
Accrual-to-cash adjustment	(358)	(78,843)
Net deferred tax asset before valuation allowance	2,714,723	2,048,772
Valuation allowance	(2,714,723)	(2,048,772)
Net deferred tax asset	$-	$-

Valuation Allowance Roll forward

The following is a roll forward of the Company's valuation allowance for the years ended December 31, 2025 and 2024 (in dollars):

	Years Ended
	December
	2025	2024
Balance, beginning of year	$2,048,772	$1,986,838
Increase during year	665,951	61,934
Balance, end of year	$2,714,723	$2,048,772

NOTE 11 – Subsequent Events

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued. Events are in the order of occurrence.

On April 21, 2026, warrants to purchase 284,535 shares of Class A Common Stock were issued to Craig Stevens and warrants to purchase 39,116 shares of Class A Common Stock were issued to David Adams. The warrants purchase price was $0.49 per share and will vest over one year with a six-year contractual term.  To assist with the Company’s cash flow needs, neither Mr. Adams nor Mr. Stevens has taken his full salary during the past two years. The warrants were awarded as compensation for their reduction in salary.

On April 21, 2026, as part of employee incentives, the Company granted options to purchase an aggregate of 57,941 shares of Class A Common Stock, with a weighted average exercise price of $0.49 per share. The options will vest over four years with a 10-year contractual term.

Except as noted above, there have been no additional events or transactions during this time which would have a material effect on these financial statements.

ITEM 8.  EXHIBITS

2.1

Second Amended and Restated Certificate of Incorporation of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

2.2	Bylaws of Parallel Flight Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

3.1	Form of Parallel Flight Technologies, Inc. Stock Option Award Agreement

3.2	Form of Parallel Flight Technologies, Inc. Warrant

3.3	Third Party Secured Term Loan Agreement

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.1	Transfer Agent Agreement with StartEngine Secure (incorporated by reference to Exhibit 6.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

6.2

Quotation Agreement with StartEngine Primary, LLC (incorporated by reference to Exhibit 6.4 included within the Offering Statement Supplement on Form 253(g)(2) filed on November 12, 2020 – File No. 024-11247)

6.3	SBIR Phase II Contract with the Office of Naval Research

8.1	Escrow Services Agreement (incorporated by reference to Exhibit 8.1 to the Amendment to Offering Statement on Form 1-A filed on August 14, 2020 – File No. 024-11247)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By:	/s/ Craig Stevens
Name:	Craig Stevens
Title:	Chief Executive Officer and
Chief Financial Officer
Date:	April 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Craig Stevens
Craig Stevens
Chief Executive Officer and Chief
Financial Officer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer), and Director
Date: April 30, 2026

/s/ Robert Hulter
Robert Hulter
Director
Date: April 30, 2026

/s/ David Adams
David Adams
Director
Date: April 30, 2026